SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     --------------------------------------

                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST
                            (Name of Subject Company)

                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST
                      (Name of Person(s) Filing Statement)
                      ------------------------------------

                          Common stock, $.01 par value
                         (Title of Class of Securities)
                         ------------------------------

                                    13971R108
                      (CUSIP Number of Class of Securities)
                      -------------------------------------

                                Thomas B. Swartz
                       Capital Alliance Income Trust Ltd.,
                         A Real Estate Investment Trust
                        50 California Street, Suite 2020
                         San Francisco, California 94111
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


                                    Copy to:
          -----------------------------------------------------------
                              Richard S. Chernicoff
                         Brobeck, Phleger & Harrison LLP
                              550 South Hope Street
                          Los Angeles, California 90071
                                 (213) 489-4060
          -----------------------------------------------------------

Item 1.  Subject Company Information.

     (a) The name of the subject company is Capital Alliance Income Trust Ltd., A Real Estate Investment Trust, a Delaware corporation. The address of our principal executive offices is 50 California Street, Suite 2020, San Francisco, California 94111. The telephone number for our principal executive offices is
(415) 288-9575.

     (b) This statement relates to our common stock, $.01 par value, per share. As of March 31, 2001, there were 1,484,740 shares of our common stock outstanding of which 92,479 were held in the Trust's treasury.

Item 2.  Identity and Background of Filing Person.

     (a) Our name and address is set forth in Item 1(a) above and we are the person filing this statement.

     (b) This statement relates to the tender offer by Sutter Opportunity Fund 2, LLC, to purchase up to 296,948 shares of our common stock at a purchase price equal to $4.50 per share (less any distributions declared prior to the expiration of the offer), upon the terms and subject to the conditions set forth in Sutter's offer to purchase, dated April 9, 2001, and in the related letter of transmittal.

     The offer is disclosed in a Tender Offer Statement on Schedule TO, dated April 9, 2001, filed by Sutter with the Securities and Exchange Commission. The Schedule TO states that the address of Sutter's principal executive offices is 595 Market Street, Suite 2100, San Francisco, California 94105.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

     (a)Except as described below, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between us or our affiliates and (1) our executive officers, directors or affiliates or (2) Sutter or any of its executive officers, directors or affiliates.

          (1) Capital Alliance Advisors, Inc is our manager and provides management and advisory services to us along with mortgage origination and loan servicing services. Additionally, CAAI owns all of the voting common stock and a 1% economic interest in Capital Alliance Funding Corporation ("CAFC"), our mortgage conduit subsidiary. CAAI has the power to elect all of the directors of CAFC and the ability to control the outcome of all matters for which the consent of the holders of the common stock is required. Some of our officers and directors are also officers and directors of CAAI. These officers and directors are compensated separately for their duties to each of us, CAFC and CAAI.

          (2) CAFC offers us the opportunity to purchase all non-conforming mortgage loans and home equity loans meeting our investment criteria and policies. We are obligated to purchase the loans from CAFC upon the terms and conditions specified in any commitment made to CAFC to acquire the loans.

          (3) We provide secured warehouse financing facilities to our strategic partners and loan correspondents as well as to CAFC.

     (b) If any of our directors or executive officers were to tender their shares in the offer, they would receive the offered price for their shares on the same terms and conditions as are applicable to any tender made by you.

Item 4.  The Solicitation Or Recommendation.

     (a) At a meeting of our board of directors held on April 17, 2001, our board of directors carefully considered our business, financial condition, business strategy and prospects, the terms and conditions of the offer and related matters, including a presentation by its legal advisor and current conditions in the equity capital markets. At the meeting, our board of directors unanimously determined, among other things, that the offer is inadequate to you and not in the best interests of the company or you, our loyal stockholders. Accordingly, our board of directors recommends that you reject the offer and not tender your shares pursuant to the offer.

     A form of letter communicating our board of directors' recommendation to you, a letter our board of directors sent to Sutter rejecting the offer and a press release relating to that recommendation to reject the offer are filed as Exhibits (a)(2), (a)(3) and (a)(4) to this document and we incorporate them by reference.

     (b) In reaching the conclusions referred to above, our board of directors took into account numerous factors, including, but not limited to, the following:

          (1) The board's familiarity with our business, assets, financial condition and future prospects, the strategic direction of our business, current conditions in our business and the historical and current market prices for our common stock.

          (2) The opinion of our management that the terms of the offer are inadequate to you. Management's opinion was based on its knowledge of our business, its views as to the long-term business plan and future prospects and its judgment as to the value of the our assets.

          (3) The board's belief that the acquisition of up to 20% of our common stock by Sutter as contemplated by the offer could have an adverse effect on our REIT status.

          (4) The superior positive performance of our common stock during the most recent five quarters as compared to the Dow Jones, NASDAQ and S&P indices - all of which were down - for the same period. The following chart illustrates that performance:

                    [TOTAL RETURN PERFORMANCE GRAPH OMITTED]


           (5) Our book value per share is $6.45 and our portfolio remains robust.

           (6)  Our 20.4% increase in earnings for 2000 as compared to 1999.

           (7) The reduction of the offer price to $4.415 due to our $0.085 distribution to you on April 16, 2001.

     (c) To the best of our knowledge, none of our executive officers, directors, affiliates or subsidiaries presently intends to tender shares of our common stock which are held of record or beneficially owned by such persons.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

     Neither we nor any person acting on our behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to you in connection with the offer. Our officers, directors and manager may make solicitations with respect to the offer but they will receive no additional compensation for their services.

     Item 6. Interest in Securities of the Subject Company. No transactions in shares of our common stock has been effected during the past 60 days by us or, to the best of our knowledge, by any of our executive officers, directors, affiliates or subsidiaries except as follows: Capital Alliance Advisors, Inc., the Trust's Manager, has acquired 72,352 shares, or five percent (5%) of the Trust's Common Stock and the Trust's officers and directors have individually acquired in the aggregate 100,166 shares or 12% of the Trust's Common Stock during the last 24 months or more. Additionally, the Trust, as an initiative to increase shareholder value, has as of March 31, 2000 acquired 92,479 shares of the Trust's Common Stock pursuant to its Stock Purchase Plan to purchase up to $400,000 in Common Stock.

Item 7.  Purposes of the Transaction and Plans or Proposals.

     We are not now engaged in any negotiations which are related to or would result in our merger or reorganization, a purchase, sale or transfer of a material amount of assets by us or any of our subsidiaries, a tender offer for or other acquisition of securities by or of our company, or any material change in our present capitalization or dividend policy.

     Additionally, the previously approved 1 for 3 reverse stock split of our common and preferred will be effective May 11, 2001.

Item 8.  Additional Information.

         Not applicable.

Item 9.  Exhibits.

         The following Exhibits are filed herewith:

         Exhibit (a)(1) Our Press release issued on April 12, 2001 Exhibit (a)(2) Form of our letter to our stockholders,dated
                        April 19, 2001
         Exhibit (a)(3) Our letter to Sutter, dated April 19, 2001 Exhibit (a)(4) Our press release issued on April 19, 2001

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   CAPITAL ALLIANCE INCOME TRUST LTD.,
                                   A REAL ESTATE INVESTMENT TRUST


                                   By: /s/ Thomas B. Swartz
                                   ------------------------
                                       Thomas B. Swartz
                                       Chairman and Chief Executive Officer
Dated:  April 19, 2001

                                  EXHIBIT INDEX


Exhibit (a)(1)      Our press release issued on April 12, 2001

Exhibit (a)(2)      Form of our letter to our stockholders, dated April 19, 2001

Exhibit (a)(3)      Our letter to Sutter, dated April 19, 2001

Exhibit (a)(4)      Our press release issued on April 19, 2001

                                 Exhibit (a)(1)

                      CAPITAL ALLIANCE INCOME TRUST'S BOARD
                   URGES SHAREHOLDERS TO WAIT FOR ITS POSITION
                   ON TENDER OFFER BY SUTTER OPPORTUNITY FUND
                            BEFORE TAKING ANY ACTION


SAN FRANCISCO - (BUSINESS WIRE) - April 12, 2001 - Capital Alliance Income Trust Ltd. ("CAIT"), (AMEX: CAA - news), a non-conforming specialty residential finance company, announced today that on April 9, 2001, Sutter Opportunity Fund 2, LLC ("Opportunity Fund") commenced a tender offer to purchase for cash up to 20 % of CAIT's outstanding Common Shares for $4.50 per share (less future distributions declared or paid) .

CAIT's Board currently has the tender offer under consideration and on or before Friday, April 20, 2001, it will publish its position with respect to the tender offer and the basis for its decision. CAIT's Board has not yet had time to fully evaluate the offer, the application on CAIT's by-law restrictions on stock ownership, or the applicable provisions of Delaware law.

Accordingly, at this time, CAIT's Board requests and suggests that CAIT's shareholders DEFER THEIR DECISIONS ON WHETHER TO ACCEPT OR REJECT THE TENDER OFFER OF THE OPPORTUNITY FUND UNTIL THEY HAVE BEEN ADVISED OF THE BOARD'S POSITION.

CAIT is a specialty residential mortgage lender which invests in high-yielding, non-conforming and conforming residential mortgage loans on one-to-four unit residential properties located primarily in California and other western states. It also originates non-conforming and conforming loans for sale to investors, including Freddie Mac, on a whole loan basis for cash through its mortgage banking subsidiary, Capital Alliance Funding Corporation.

Certain oral and written statements of the management of CAIT included in this press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The accuracy of the statements cannot be guaranteed, as they are subject to a variety of risks and contingencies.

---------------------------

Contact:

         Capital Alliance Income Trust Ltd.
         Thomas B. Swartz, CEO - 415/288-9575

                                 Exhibit (a)(2)

                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST

                                                     April 19, 2001
Dear Fellow Stockholder:

         As you may know, on April 9, 2001, Sutter Opportunity Fund 2, LLC began an unsolicited tender offer for up to 20% of our shares of common stock at a price of $4.50 per share, less the amount of our dividend distribution made on April 16, or $4.415 as of today.

         Your board of directors, after careful consideration of the Offer, by unanimous vote, determined that the offer is inadequate and recommends that you reject the offer.

         In making its determination about the offer, your board of directors considered many factors, among them:

          o    Historic and current prices for shares of our common stock.

          o    The book value of CAIT's common stock of $6.45 per share.

          o Our belief that if you accept the offer, Sutter - an opportunistic bidder - will be rewarded for opportunistically taking advantage of short term volatility and mispricing in the equity markets. Why would Sutter make an offer at $4.415 per share - ostensibly for investment purposes - unless it thought our common stock was worth much more?

          o Your board's determination that the offer and the current trading price of our common stock do not reflect the real intrinsic value of the company's common stock.

          o Your board's belief that the acquisition of up to 20% of our common stock by Sutter as contemplated by the offer could have an adverse effect on our REIT status.

          o The superior positive performance of our common stock during the most recent five quarters as compared to the Dow Jones, NASDAQ and S&P indices - all of which were down substantially - for the same period.

          o    Our 20.4% increase in earnings for 2000 as compared to 1999.

          o The fact that Sutter believes that purchasing our common stock at the offer price represents an attractive investment opportunity depriving any stockholder who accepts the offer of the opportunity to realize the long term value of holding our common stock.

     The  enclosed   Schedule   14D-9   describes   your  board  of   directors'
recommendation in more detail. We urge you to read it carefully in its entirety.

     Please be assured that my fellow directors and I will continue to act in what we believe are the best interests of the company and you, our stockholders.

                                       Sincerely,

                                       Thomas B. Swartz
                                       Chairman and Chief Executive Officer

50 California Street, Suite 2020 San Francisco, CA 94111 (415) 288-9575 fax: (415) 288-9590

                                 Exhibit (a)(3)
                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST

                                                     April 19, 2001
Mr. Robert Dixon
Managing Member
Sutter Capital Management, LLC
595 Market Street, Suite 2100
San Francisco, California 94105

Dear Mr. Dixon:

         The board of directors of Capital Alliance Income Trust Ltd., a Real Estate Investment Trust ("CAIT") met today to consider the April 9, 2001 offer made by Sutter Opportunity Fund 2, LLC ("Sutter") to purchase shares of CAIT's common stock. CAIT's board of directors is committed to seeking opportunities that are in CAIT's stockholders' long term best interests. The CAIT board carefully considered the terms of Sutter's offer. The CAIT board was pleased to see that Sutter believes that purchasing CAIT common stock at $4.50 per share represents an attractive investment opportunity. The CAIT board believes that holders of CAIT stock will in the long run receive significantly more than $4.50 both on an absolute basis and on a present value basis. Sutter obviously agrees with this analysis, otherwise it would be unwilling to purchase the CAIT shares at the offered price.

         Attached you will find a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by CAIT in response to Sutter's offer. This document reveals the careful analysis undertaken by CAIT's board of directors in evaluating the offer.

              CAIT has begun incurring significant legal and other costs as a result of Sutter's unsolicited offer. I note that Sutter did not approach the CAIT board to determine whether a strategic acquisition of CAIT shares could be negotiated before it commenced its hostile offer. If you or Sutter have proposals for means of increasing the long term value recognized by CAIT's stockholders, the CAIT board of directors is more than willing to discuss these matters with you. In the interim, CAIT's board of directors urges you to withdraw your offer and save the CAIT stockholders the cost of continuing to respond to Sutter's inadequate offer.

         If you have any further questions regarding this matter, please do not hesitate to call me or Richard S. Chernicoff of Brobeck, Phleger & Harrison LLP, our legal counsel.

                                           Very truly yours,

                                           CAPITAL ALLIANCE INCOME TRUST

                                           /s/   Thomas B. Swartz
                                           ----------------------
                                           Thomas B. Swartz
                                           Chairman and Chief Executive Officer

cc:      Paul J. Derenthal

50 California Street, Suite 2020 San Francisco, CA 94111 (415) 288-9575 fax: (415) 288-9590

                                 Exhibit (a)(4)

                       CAPITAL ALLIANCE INCOME TRUST LTD.
                      ANNOUNCES RECOMMENDATION OF ITS BOARD
                     THAT ITS SHAREHOLDERS REJECT INADEQUATE
                     TENDER OFFER OF SUTTER OPPORTUNITY FUND


SAN FRANCISCO - (BUSINESS WIRE) - April 19, 2001 - Capital Alliance Income Trust Ltd. ("CAIT"), (AMEX: CAA-news), a non-conforming specialty residential finance company, announced today that its board of directors voted unanimously to recommend that CAIT stockholders reject the tender offer commenced by Sutter Opportunity Fund 2, LLC to purchase shares of CAIT's common stock at $4.415 per share as inadequate and not in the best interests of CAIT's stockholders.

Thomas Swartz, Chairman and Chief Executive Officer of CAIT, stated, "Our Board's position remains clear and unanimous that Sutter Opportunity Fund's tender offer is opportunistic and not in the best interest of our stockholders. Our Board is committed to seeking opportunities that are in CAIT stockholders' long term best interests and after careful consideration of the terms of Sutter's offer, we believe that CAIT stockholders will benefit in the long term by rejecting the tender offer of $4.415 per share and continuing to hold onto their shares. We feel strongly that CAIT's common stock represents an attractive investment opportunity. Sutter obviously agrees with this analysis - otherwise why would it make an offer to purchase CAIT common stock at the $4.415 offer price unless it thought CAIT's common stock was worth much more?"

Mr. Swartz also noted that Capital Alliance Advisors, Inc., the Trust's Manager, has acquired over 5% of CAIT's common stock and CAIT's executive officers and directors have acquired, in the aggregate, approximately 12% of CAIT common stock during the past 24 months. He commented, "is there better evidence of our belief in the intrinsic value of CAIT and its Common Shares than these purchases and the fact that none of us currently intend to tender shares into this low ball offer?"

In making its determination, CAIT's board of directors considered a number of factors, including the following:

              Historic and current prices for shares of CAIT common stock.

              The book value of CAIT's common stock of $6.45 per share.

              The board's belief that if CAIT stockholders accept the offer, Sutter will be rewarded for opportunistically taking advantage of short term volatility and mispricing in the equity markets.

              The board's determination that the offer and current trading prices of CAIT's common stock do not reflect the intrinsic value of CAIT's common stock.

              The board's belief that the acquisition of up to 20% of CAIT's common stock by Sutter as contemplated by the offer could have an adverse effect on the company's REIT status.

              The superior positive performance of CAIT's common stock during the most recent five quarters as compared to the Dow Jones, NASDAQ and S&P indices - all of which were down substantially - for the same period.

              The 20.4% increase in CAIT's earnings for 2000 as compared to 1999.

              The reduction of the offer price of $4.50 to $4.415 due to the $0.085 dividend distribution made to CAIT's common stockholders on April 16, 2001.

              The fact that Sutter believes that purchasing CAIT common stock at the offer price represents an attractive investment opportunity for it depriving any stockholder who accepts the offer of the opportunity to realize the long term value of holding CAIT's common stock.

The full text of the Board's recommendation is contained in CAIT's Schedule 14D-9 which will be available on the SEC website at www.sec.gov.

CAIT separately announced that it previously approved a 1 for 3 reverse stock split that will be effective for stockholders of record on May 11, 2001.

CAIT is a specialty residential mortgage lender which invests in high-yielding, non-conforming and conforming residential mortgage loans on one-to-four unit residential properties located primarily in California and other western states. It also originates non-conforming and conforming loans for sale to investors, including Freddie Mac, on a whole loan basis for cash through its mortgage banking subsidiary, Capital Alliance Funding Corporation.

Certain oral and written statements of the management of CAIT included in this press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The accuracy of the statements cannot be guaranteed, as they are subject to a variety of risks and contingencies.
-------------------

Contact:  Capital Alliance Income Trust Ltd.
               Thomas B. Swartz, CEO
               (415) 288-9575


50 California Street, Suite 2020 San Francisco, CA 94111 (415) 288-9575 fax: (415) 288-9590